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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             CASINO AMERICA, INC.
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            (Exact name of registrant as specified in its charter)

                 Delaware                              41-1659606
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)

            711 Washington Loop
            Biloxi, Mississippi                             39530
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(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class           Name of each exchange on which
            to be so registered           each class is to be registered
            -------------------           ------------------------------

                NONE                             Not Applicable

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box.

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                       Preferred Stock Purchase Rights
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                             (Title of Class)


                            Page 1 of __ Pages



                           Exhibit Index at Page 8.

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Item 1.  Description of Registrant's Securities to be Registered

      On February 7, 1997, the Board of Directors of Casino America, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company to stockholders of record at the close of business on March 3, 1997 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $12.50 per one one-thousandth share (the "Purchase Price"), subject to adjustment.

      The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

      Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the Company (the "Board of Directors") prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding shares of Common Stock, (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates together with a copy of this Summary of Stockholder Rights Plan and not by separate certificates. Bernard Goldstein, his descendants, certain relatives of Bernard Goldstein and his descendants, and certain charitable organizations and entities controlled by or for the benefit of such persons (collectively, the "Goldstein Family") are not Acquiring Persons or affiliated or associated persons thereof for any purposes under the Rights Agreement.

      The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of this Summary of Stockholder Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) March 3, 2007 (the "Final Expiration Date") and
(ii) the redemption of the Rights by the Company as described below.

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      If any person (other than the Company, its subsidiaries, any person receiving newly-issued shares of Common Stock directly from the Company or members of or entities in the Goldstein Family) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock. The Rights Agreement also contains an exemption for any person who beneficially owns 15% of the Common Stock of the Company outstanding on the Record Date unless such person (i) individually or together with its affiliates or associates, becomes the Beneficial Owner of any additional shares of Common Stock or (ii) sells or otherwise disposes of a sufficient number of shares of Common Stock so that such person no longer holds 15% of the Common Stock of the Company and subsequently becomes the Beneficial Owner of 15% or more of the Common Stock of the Company.

      If, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

      Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of the Preferred Stock or the Common Stock.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional shares of Preferred Stock or Common Stock (other than fractions in multiples of one-thousandths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock or Common Stock on the last trading date prior to the date of exercise.
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      At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Board of Directors of the Company is generally responsible for administering, interpreting and making all decisions and taking all actions with respect to the Rights Agreement, including, without limitation, the decision to redeem or exchange the Rights or to amend the Rights Agreement.

      The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

      As of February 1, 1997, there were 23,326,787 shares of Common Stock outstanding and 2,258,750 shares of Common Stock reserved for issuance under employee benefit plans. Each outstanding share of Common Stock on March 3, 1997 will receive one Right. 50,000 shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group will become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

      A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.
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Item 2.  Exhibits
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      1.    Rights Agreement, dated as of February 7, 1997, between Casino
            America, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designation, Preferences and Rights, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Stockholder Rights Plan. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence or one of certain events described more fully in Section 3 of the Rights Agreement.

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                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    CASINO  AMERICA,  INC.



Date: February 7, 1997              By:       /s/ Allan B. Solomon
                                       -------------------------------------
                                    Name:     Allan B. Solomon
                                    Title:    Executive Vice President,
                                                General Counsel and Secretary
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                                 EXHIBIT INDEX

                                                                     Page
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1.    Rights Agreement, dated as of February 7, 1997, between          9
      Casino America, Inc. and Norwest Bank Minnesota, N.A., as
      Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designation, Preferences and Rights, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Stockholder Rights Plan. Pursuant to the Rights Agreement, Right Certificates will not be mailed until the occurrence of certain events described more fully in Section 3 of the Rights Agreement.

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                                   EXHIBIT 1